Filed by SCVX Corp. pursuant to

Rule 425 under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: SCVX Corp.

(Commission File No. 001-39190)

The following is a post published on Bright Machines’ blog on May 17, 2021.

A new Chapter in Bright’s Story

By Amar Hanspal, CEO of Bright Machines

Back in 2018, we started Bright Machines because we saw an opportunity to bring software-defined intelligence to the factory floor and enable customers to modernize their manufacturing operations with speed, simplicity, and flexibility at the core of our capabilities. It’s been incredible to see what we’ve been able to accomplish in just under three years. We introduced our flagship product, the Bright Machines Microfactory, which has seen strong momentum, now serving 25 customers spanning network infrastructure, consumer goods, medical devices and more. Our solution has brought real, powerful results to these customers – reducing headcount, increasing productivity, improving yield, and so much more. Meanwhile, we’ve built a team of 500+ talented people who are aligned in our mission to transform this multi-billion-dollar industry.

I’m happy to share that Bright Machines is entering an exciting new chapter in our growth story: Today, we announced our intention to become a public company through a merger with SCVX, a special purpose acquisition company. We believe this decision will put Bright Machines in a position of stable longevity, which only means good things for our customers.

If our traction has been any indication over the past three years, the winds of change have been in our favor. Rapid technological innovation in the sector, combined with pandemic and trade-fueled reshoring commitments, has accelerated digital transformation in manufacturing. According to a late 2020 survey of select manufacturing executives, 76% of respondents intend to increase their investments in digital initiatives and implement more Industry 4.0 technologies going forward.

It became increasingly clear to us that we need to hit the gas on our growth plans.

While this unique path to going public arms us with more resources and allows us to get capital influx more quickly than we would have with a conventional IPO, I am most excited about what this means for our customers and the broader manufacturing ecosystem.

We believe that today’s announcement puts Bright Machines in a position to rapidly accelerate this shift to digital transformation at scale, bringing speed and flexibility to a market that has seen significant changes in global supply chains as manufacturers demand robust and resilient operations. We plan to substantially accelerate our growth and better serve our customers by doubling down on our software solutions and increasing our investment in customer service. We also intend to expand our reach through new sales channels and geographies. By doing this, we believe that we will be best positioned to improve the speed and economics of smart production lines and, eventually, fully programmable factories.

Between tariffs, ongoing geopolitical tensions, and changing consumer demands, global supply chain issues aren’t going away. The pandemic created an urgency for manufacturers to rethink their factory footprint, but most do so knowing that the next disruption may be just around the corner. Fortunately, Bright Machines is here to help - and we’re only just getting started.

To our customers - current and future - thank you for your support and for joining us on this journey. Now, let’s get to work!

Disclaimers

Additional Information and Where to Find It

In connection with the proposed business combination with SCVX Corp. (SCVX), SCVX intends to file a Registration Statement on Form S-4, including a preliminary proxy statement/prospectus and a definitive proxy statement/prospectus with the SEC. SCVX’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials will contain important information about Bright Machines, SCVX, and the proposed business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of SCVX as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: c/o Strategic Cyber Ventures, 1220 L St. NW, Suite 100-397, Washington, DC 20005.

Participants in the Solicitation

SCVX and Bright Machines and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described herein under the rules of the SEC. Information about the directors and executive officers of SCVX is set forth in SCVX’s Annual Report on Form 10-K filed with the SEC pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, on April 6, 2021, and is available free of charge at the SEC’s web site at www.sec.gov or by directing a request to: c/o Strategic Cyber Ventures, 1220 L St. NW, Suite 100-397, Washington, DC 20005. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the SCVX shareholders in connection with the potential transaction will be set forth in the registration statement containing the preliminary proxy statement/prospectus when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

The information herein shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. The information herein shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward Looking Statements

Certain statements herein may be considered forward-looking statements. Forward-looking statements generally relate to future events or SCVX’s or Bright Machines’ future financial or operating performance. For example, statements about the expected timing of the completion of the proposed business combination, the benefits of the proposed business combination, the competitive environment, and the expected future performance and market opportunities of Bright Machines are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by SCVX and its management, and Bright Machines and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (2) the outcome of any legal proceedings that may be instituted against SCVX, Bright Machines, the combined company or others following the announcement of the proposed business combination; (3) the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of SCVX or to satisfy other conditions to closing; (4) changes to the proposed structure of the proposed business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed business combination; (5) the ability to meet stock exchange listing standards at or following the consummation of the proposed business combination; (6) the risk that the proposed business combination disrupts current plans and operations of Bright Machines as a result of the announcement and consummation of the proposed business combination; (7) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the proposed business combination; (9) changes in applicable laws or regulations; (10) the possibility that Bright Machines or the combined company may be adversely affected by other economic, business and/or competitive factors; and (11) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in SCVX’s Form 10-K for the year ended December 31, 2020, and which will be set forth in the registration statement to be filed by SCVX with the SEC in connection with the proposed business combination.

Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither SCVX nor Bright Machines undertakes any duty to update these forward-looking statements.